[Letterhead of Arrow Electronics, Inc.]
November 7, 2007
Mr. Gary Todd
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Arrow Electronics, Inc. Form 10-K for the fiscal year ended December 31, 2006 filed February 23, 2007 Form 8-K dated February 22, 2007 File No. 001-04482
Dear Mr. Todd:
Attached please find our response to your correspondence, dated October 30, 2007. As requested, we provided details and supplemental information as necessary, to explain the nature of our disclosures. For your convenience, we included your original comment prior to each response.
We acknowledge that Arrow Electronics, Inc. is responsible for the adequacy and accuracy of the disclosures in our filings and that the staff’s comments, or changes to disclosure in response to the staff’s comments, do not foreclose the Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Arrow Electronics, Inc. may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any of our responses require further explanation, please do not hesitate to contact me at (631) 847-1872. You may alternatively contact Michael Sauro, Corporate Controller, at (631) 847-5498, or Peter Brown, General Counsel, at (631) 847-5760.
We look forward to working with you in completion of your review of the above referenced filings.
Very truly yours,

/s/ Paul J. Reilly
Paul J. Reilly
Senior Vice President and Chief Financial Officer

Form 10-K for the fiscal year ended December 31, 2006
Consolidated Financial Statements
Note 2. Acquisitions, page 47
1.	We see that you acquired Alternative Technology, Inc. during fiscal year 2006 and that the allocation of net consideration paid to the fair value of the assets acquired and liabilities assumed is preliminary and that no amounts are currently assigned to intangible assets. We also see that during the fourth quarter of 2006, you completed the purchase price allocation for the December 2005 purchase of DNSint.com AG, resulting in $17 million of intangible assets. In addition, we noted that on March 31, 2007, you acquired substantially all of the assets and operations of Agilysys, Inc.’s KeyLink Systems Group business, resulting in $451 million of goodwill, which is preliminary, and no amounts have been allocated to intangible assets. Your disclosures suggest that you do not make a best estimate of the amounts to be allocated to indentifiable intangible assets at the acquisition date. Please further explain to us:
•	How you perform the initial allocation of purchase price, including how you identify and record intangible assets;
•	If you do not provide for identifiable intangible assets based on management’s best estimate at the acquisition date, why you believe that practice is appropriate; and,
•	How you are applying the concept of the allocation period under SFAS 141 specifically as it relates to the accounting for acquired identifiable intangible assets, including why you believe that application is appropriate.
Management’s Response: The company performs the initial allocation of the purchase price of an acquired entity in accordance with paragraphs 35 through 46 of SFAS 141 by allocating the cost of the acquired entity to the assets acquired and liabilities assumed, based upon our estimated fair value of the balance sheet accounts at the date of acquisition. For Alternative Technology, InTechnology, and KeyLink, for income statement purposes we estimated the preliminary amount of the identifiable intangible assets and the related amortization period as of the acquisition closing date based upon prior acquisitions and knowledge gained during the pre-acquisition due diligence. We then record the estimated amortization expense on a quarterly basis. The estimated identifiable intangible assets are not recorded on the balance sheet at this time, as the final valuation is not complete as of the closing date. We believe the balance sheet is not materially distorted as a result of this practice. However, we do compare the estimate of identifiable intangible assets with the valuation, as it is in process, to ensure that the amortization expense is adjusted if required. For DNS, which was acquired in December 2005, we did not estimate amortization expense during 2006 and, as indicated in our Form 10-K for the year ended December 31, 2006, in the fourth quarter of 2006, we recorded depreciation and amortization expense of approximately $1.6 million, representing a full year of intangible asset amortization. The impact of not estimating amortization expense on each of the quarters and the full year of 2006 was less than one percent of net income in each period.
As indicated above, for balance sheet purposes, a valuation of the identifiable intangible assets is often not complete due to the inherent complexity in performing such a valuation. As such, the entire amount of the purchase price in excess of net assets acquired is recorded

2

as “cost in excess of net assets of companies acquired” on our consolidated balance sheet. In addition, the amounts that are ultimately recorded as identifiable intangible assets were insignificant to our balance sheet. As an example, we expect to finalize the valuation of Alternative Technology, Inc. within the next month. The amount of identifiable intangible assets should be between $10 million and $12 million, or less than one percent of “cost in excess of net assets of companies acquired” on our consolidated balance sheet as of December 31, 2006.
The allocation period, as defined by SFAS 141, is the period that is required to identify and measure the fair value of the assets acquired and the liabilities assumed in a business combination. The allocation period ends when we are no longer awaiting information that we arranged to obtain, and that the information is known to be available or obtainable. Although the time required will vary with circumstances, the allocation period usually should not exceed one year from the consummation of a business combination. Specifically, as it relates to the accounting for acquired identifiable intangible assets, we believe the allocation period ends upon the finalization of our valuation report, which will not exceed the abovementioned one-year period from the date of acquisition.
Note 9. Restructuring, Integration and other Charges (Credits), page 57
Restructurings, page 58
2.	We see that you have recorded restructuring charges related to “initiatives by the company to improve operating efficiencies” that have been undertaken during 2003, 2004, 2005, and 2006. Please tell us and revise future filings to specifically describe the nature and components of the underlying exit activities for the amounts presented as restructuring charges for each period. In addition, for the asset impairments, please also revise future filings to include the disclosure requirements of paragraph 26 of SFAS 144, including a description of the impaired long-lived asset, the facts and circumstances leading to the impairment and the method or methods of determining fair value of the asset.
Management’s Response: In future filings, we will revise our disclosure to include a more specific description of the nature and components of the underlying exit activities for the amounts presented as restructuring charges for each period, and, as it relates to asset impairments, we will also include the disclosure requirements of paragraph 26 of SFAS 144. Please see Attachment 1 below, which includes our proposed disclosure for Note 9 and incorporates the recommended revisions by the staff. The disclosure was significantly reorganized in response to the staff’s comment and we, therefore, are unable to provide a black-lined version from our previous disclosure.
Note 16. Segment and Geographic Information, page 71
3.	Please note that under paragraph 38(b) of SFAS 131, you should only present long-lived assets (1) located in the enterprise’s country of domicile and (2) located in all foreign countries in total in which the enterprise holds assets. Note that the long-lived assets should exclude intangible assets. Please revise in future filings.

3

Management’s Response: In future filings, we will modify our geographic segment disclosure to present long-lived assets by geographic region, excluding intangible assets, rather than our current disclosure of total assets, and we will indicate by footnote the total amount of long-lived assets in the North America region that are attributable to the United States. Additionally, we will evaluate if the long-lived assets, excluding intangible assets, in any individual foreign country are material and, if applicable, we will disclose those long-lived assets separately.
Item 9A. Controls and Procedures, page 75
4.	We note your disclosure that management has concluded that disclosure controls and procedures are effective “in ensuring that material information relating to the company, including its consolidated subsidiaries, is made known by them by others within those entities as appropriate to allow timely decisions regarding the required disclosure, particularly during the period in which this annual report was being prepared.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e). Additionally, your assessment of disclosure controls and procedures should be as of the end of the period covered by the annual report. Please apply this guidance in future filings.
Management’s Response: In future filings, we will revise our disclosure under Item 9A of our Form 10-K to eliminate the superfluous language as recommended by the staff.
Form 8-K dated February 22, 2007
5.	Please note that Instruction 2 to Item 2.02 of Form 8-K indicates that the requirements of Item 10(e)(1)(i) of Regulation S-K apply to disclosures made under that item. We do not see where you have presented a reconciliation of the non-GAAP financial measure to the most comparable GAAP financial measure for the following items:
•	Net income excluding the “aforementioned items” for the quarter ended December 31, 2006 of $92.2 million
•	Net income excluding “items impacting comparability” for the year ended December 31, 2006 of $362 million
•	Cash flow from operations excluding “items impacting comparability” for the year ended December 31, 2006 of over $1 billion.
Please ensure that future filings include complete disclosure under Item 10(e)(1) (i) of Regulation S-K for each individual non-GAAP measure presented in your earnings releases.
Management’s Response: In future filings, we will ensure that the company’s disclosures address Item 10(e)(1)(i) of Regulation S-K for each individual non-GAAP measure presented in the company’s earnings releases.

4

Attachment 1
9. Restructuring, Integration, and Other Charges (Credits)
The company recorded total restructuring charges of $11,829 ($8,977 net of related taxes or $.07 per share on both a basic and diluted basis), $12,716 ($7,310 net of related taxes or $.06 and $.05 per share on a basic and diluted basis, respectively), and $11,391 ($6,943 net of related taxes or $.07 and $.06 per share on a basic and diluted basis, respectively) in 2006, 2005, and 2004, respectively.
2006
Included in the total restructuring charges above for 2006 is $12,280 related to initiatives by the company to improve operating efficiencies. These initiatives, in the aggregate, are expected to generate annual cost savings of approximately $9,000 beginning in 2007. Also included in the total restructuring charges above for 2006 was a net restructuring credit of $451 primarily related to the reversal of excess reserves, which were previously established through restructuring charges in prior periods.
The following table presents the restructuring charge and activity for 2006:

	Personnel Costs	Facilities	Asset Write-Downs	Other	Total
Restructuring charge	$6,542	$1,228	$4,484	$26	$12,280
Payments	(4,305)	(624)	-	(26)	(4,955)
Non-cash usage	-	-	(4,484)	-	(4,484)
Foreign currency translation	(26)	(92)	-	-	(118)

December 31, 2006	$2,211	$512	$-	$-	$2,723

The restructuring charge in 2006 of $12,280 includes personnel costs of $6,542 related to the elimination of approximately 300 positions, primarily within multiple functions in North America within the company’s electronic components segment, related to the outsourcing of certain administrative functions and the closure of a warehouse facility. Facilities costs of $1,228 related to exit activities for three vacated facilities in Europe due to the company’s continued efforts to reduce real estate costs. Also included in the restructuring charges was a charge related to the write-down of certain capitalized software in Europe of $4,484. This write-down resulted from the company’s decision in the fourth quarter of 2006 to implement a global Enterprise Resource Planning system, which caused these software costs to become redundant and have no future benefit.
2005
Included in the total restructuring charge above for 2005 is $12,898 related to actions announced by the company to better optimize the use of its mainframe, reduce real estate costs, and be more efficient in its distribution centers. Also included in the total restructuring charges above for 2005 was a net restructuring credit of $182 primarily related to the reversal of excess reserves, which were previously established through restructuring charges in prior periods.

Attachment 1
The following table presents the restructuring charge and activity for 2005 and 2006:

	Personnel Costs	Facilities	Other	Total
Restructuring charge (credit)	$13,335	$(1,349)	$912	$12,898
Payments	(8,717)	1,555	(472)	(7,634)
Non-cash usage	(407)	-	(150)	(557)
Foreign currency translation	(73)	(5)	-	(78)

December 31, 2005	4,138	201	290	4,629
Restructuring charge (credit)	142	359	(235)	266
Payments	(3,809)	(470)	(55)	(4,334)
Foreign currency translation	(81)	-	-	(81)

December 31, 2006	$390	$90	$-	$480

The restructuring charge in 2005 of $12,898 includes personnel costs of $13,335 related to the elimination of approximately 425 positions across multiple locations, primarily within the company’s electronic components business segment and shared service function, related to the company’s continued focus on operational efficiency. Facilities includes a restructuring credit of $1,349, primarily related to a gain on the sale of a facility in North America of $1,463 that was vacated in 2005 due to the company’s continued efforts to reduce real estate costs.
2004
Included in the total restructuring charges above for 2004 is $9,527 related to a series of steps announced by the company to make its organizational structure more efficient. Also included in the total restructuring charges above for 2004 were charges of $1,864 primarily related to revisions in actions taken in prior periods.
The following table presents the restructuring charge and activity for 2004, 2005, and 2006:

	Personnel Costs	Facilities	Total
Restructuring charge	$8,245	$1,282	$9,527
Payments	(4,479)	(38)	(4,517)
Non-cash usage	(1,052)	-	(1,052)
Foreign currency translation	-	12	12

December 31, 2004	2,714	1,256	3,970
Restructuring charge	227	-	227
Payments	(2,432)	(451)	(2,883)
Foreign currency translation	(7)	(122)	(129)

December 31, 2005	502	683	1,185
Restructuring charge (credit)	(378)	10	(368)
Payments	(124)	(512)	(636)
Foreign currency translation	-	(46)	(46)

December 31, 2006	$-	$135	$135

Attachment 1
The restructuring charge in 2004 of $9,527 includes personnel costs of $8,245 related to the elimination of approximately 180 positions across multiple locations, segments, and functions, related to the company’s continued focus on operational efficiency. Facilities costs of $1,282 primarily related to exit activities for a vacated leased facility in Europe due to the company’s continued efforts to reduce real estate costs.
Restructuring Accrual Related to Other Actions Taken Prior to 2004
The following table presents the activity during 2004, 2005, and 2006 in the remaining restructuring accrual related to other actions taken prior to 2004:

	Personnel Costs	Facilities	Other	Total
December 31, 2003	$2,696	$11,185	$7,201	$21,082
Restructuring charge (credit)	1,400	(717)	1,181	1,864
Payments	(3,835)	(2,208)	(1,819)	(7,862)
Reclassification	272	-	(272)	-
Non-cash usage	-	-	(1,844)	(1,844)
Foreign currency translation	(419)	(145)	(23)	(587)

December 31, 2004	114	8,115	4,424	12,653
Restructuring charge (credit)	-	22	(431)	(409)
Payments	(68)	(3,465)	(438)	(3,971)
Reclassification	(41)	(25)	66	-
Non-cash usage	-	-	(90)	(90)
Foreign currency translation	(5)	(6)	-	(11)

December 31, 2005	-	4,641	3,531	8,172
Restructuring charge (credit)	-	519	(868)	(349)
Payments	-	(2,846)	117	(2,729)
Foreign currency translation	-	-	26	26

December 31, 2006	$-	$2,314	$2,806	$5,120

Integration
During 2005, the company recorded $2,271 as additional cost in excess of net assets of companies acquired associated with the Disway acquisition.
During 2004, the company recorded an integration credit, due to a change in estimate, of $2,323 ($1,389 net of related taxes or $.01 per share on both a basic and diluted basis), which primarily related to the final negotiation of facilities related obligations for numerous acquisitions made prior to 2001.

Attachment 1
At December 31, 2006, the integration accrual of $3,393 related to the acquisition of Disway in 2004 and certain acquisitions made prior to 2004 was comprised of the following:

	Personnel
	Costs	Facilities	Other	Total
December 31, 2004	$-	$4,474	$1,019	$5,493
Additions	1,144	984	143	2,271
Payments	(1,105)	(143)	(350)	(1,598)
Reclassification	-	(482)	482	-
Foreign currency translation	(15)	(459)	76	(398)

December 31, 2005	24	4,374	1,370	5,768
Payments	(295)	(1,682)	(838)	(2,815)
Reclassification	271	(346)	75	-
Non-cash usage	-	(59)	-	(59)
Foreign currency translation	-	448	51	499

December 31, 2006	$-	$2,735	$658	$3,393

Restructuring and Integration Summary
The remaining balances of the restructuring and integration accruals aggregate $11,851 at December 31, 2006, of which $9,045 is expected to be spent in cash, will be utilized as follows:

-	The personnel costs accruals of $2,601 will be utilized to cover costs associated with the termination of personnel, which are primarily expected to be spent through 2007.

-	The facilities accruals totaling $5,786 relate to vacated leases with expiration dates through 2010, of which $2,396 will be paid in 2007, $1,354 in 2008, $1,212 in 2009, and $824 in 2010.

-	Other accruals of $3,464 primarily relates to costs associated with the termination of certain contracts and customer programs related to services not traditionally provided by the company, and is expected to be utilized over several years.
The company’s restructuring and integration programs primarily impacted its electronic components business segment, shared services function and multiple functions in North America.
Acquisition Indemnification
During the first quarter of 2005, Tekelec Europe SA (“Tekelec”), a French subsidiary of the company, entered into a settlement agreement with Tekelec Airtronic SA (“Airtronic”) pursuant to which Airtronic paid €1,510 (approximately $2,000) to Tekelec in full settlement of all of Tekelec’s claims for indemnification under the purchase agreement. The company recorded the net amount of the settlement of $1,672 ($1,267 net of related taxes or $.01 per share on a basic basis) as an acquisition indemnification credit.
In August 2004, an agreement was reached with the French tax authorities pursuant to which Tekelec agreed to pay €3,429 in full settlement of a claim asserted by the French tax authorities related to alleged fraudulent activities concerning value-added tax by Tekelec. The alleged fraudulent activities occurred prior to the company’s purchase of Tekelec from Airtronic. The company recorded an acquisition indemnification credit of €7,898 ($9,676 at the exchange rate prevailing on August 12, 2004 or $.09 and

Attachment 1
$.08 per share on a basic and diluted basis, respectively), in 2004, to reduce the liability previously recorded (€11,327) to the required level (€3,429). In December 2004, Tekelec paid €3,429 in full settlement of this claim.